Via Facsimile and U.S. Mail
Mail Stop 6010

January 14, 2009

Joseph W. Simon
Chief Financial Officer
Financial Security Assurance Holdings Ltd
31 West 52nd Street
New York, New York 10019

Re: Financial Security Assurance Holdings Ltd
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 17, 2008
File Number: 001-12644

Dear Mr. Simon:

We have reviewed your December 11, 2008 response to our November 12, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the quarterly period ended September 30, 2008

3. Fair Value Measurement, page 8

1.   Please refer to your response to comment 16 in your September 30, 2008 letter. Tell us the amount of day one gains that have been recognized during the current year excluding the transition adjustment.

Credit Default Swap Contracts, page 14

2.   Please refer to your response to comments one and two. Please revise your disclosure to clarify that the underlying securities of the company's CDS contracts are predominantly corporate obligations. Please clarify that swaps backed by domestic RMBS and ABS of CDOs are less than one percent of the total CDS net par outstanding.

3.   Please refer to your response to comment four. Please revise your disclosure to clarify that the index price that is used as a significant input in your valuation model includes a market correlation factor.

Fair Value of CDS Contracts in which the Company Sells Protection, page 15
Determination of Current Exit Value Premium, page 15

4.   Please refer to your response to comment six. Please revise your disclosure to clarify that five years is the standard contract term and that quoted prices for shorter or longer terms are typically not available and, when available, are less reliable.

CDS of Funded CDOs and CLOs, page 20

5.   Please refer to your response to comment nine. Please revise your disclosure to clarify that the external market participants are purchasers of CDS protection on Triple-A CLO risk and investors in Triple-A CLO Bonds. In addition, it is still not clear why it is appropriate to price all of the Triple-A CDS contracts using the same Triple-A CLO rate. Therefore, please clarify whether the credit spreads can vary on your Triple-A CDS contracts and if so, please revise your disclosure accordingly.

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page 23

6.   Please revise your disclosure to describe what the credit derivative assets represent. To the extent that the assets are a result of the widening of your own credit spread related to your CDS fair value calculation, then please address the following:

        a. Disclose a numerical example that illustrates the concepts described in your response to explain what the credit derivative assets represent.

        b. Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.

        c. Tell us how you considered that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be assumed to be transferred to an entity with the same credit risk as the company.

        d. Tell us the SFAS 157 market participants (i.e. those with the same credit risk as you or those rated higher) to whom you assume that the instrument will be transferred in determining the fair value of the asset. Explain the rationale for this assumption. It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

e. Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

f. Describe all of the protection buyer's termination rights including whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant